

03050501

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Japan Retail Fund Investment Corporation

*CURRENT ADDRESS: Izumikan Kioicho Building 6F
4-3, Kioicho, Chiyoda-Ku
Tokyo 102-0094 Japan

**FORMER NAME: ____



PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**NEW ADDRESS: ____

FILE NO. 82- 34716 FISCAL YEAR 8/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	***(INITIAL FILING)***	☐	***AR/S (ANNUAL REPORT)***	☐
12G32BR	***(REINSTATEMENT)***	☐	***SUPPL (OTHER)***	☑
DEF 14A	***(PROXY)***	☐		

OICF/BY: NM

DATE : 5/9/03

[T

03 MAR 25 AM 7:21

February 12, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Expected Management Conditions for the Period ending in August, 2002

Stated below are expected management conditions of the Investment Corporation for the period ending in August, 2002 (from September 14, 2001 to August 31, 2002):

Expected management conditions for the period ending August, 2002 (from September 14, 2001 to August 31, 2002)

	Operating income	Net profit	Dividends per unit (exclusive of dividends on portions exceeding profit)	Dividends in excess of profit per unit
First period	¥1,347 mil.	¥682 mil.	¥13,015	-

For reference: Expected profit per unit for the first period was ¥13,015.

Note 1: The accounting periods of the Investment Corporation are from January 1 to the last day of June and from July 1 to the last day of December each year, except for the first accounting period after its incorporation which begins on the day of its incorporation (i.e. September 14, 2001) and ends on the last day of June, 2002. The Investment Corporation is to change part of Article 25 of its articles of incorporation, subject to resolution at the general meeting of unitholders to be held on February 22, 2002. Under Article 25 of the articles of incorporation after the amendment, the accounting periods shall read as follows: "The accounting periods of the Investment Corporation shall be from March 1 to the last day of August of each year and from September 1 to the last day of February of the following year; provided that the first accounting period immediately after its incorporation shall begin on the day of its incorporation and end on the last day of August, 2002.

Note 2: The above-indicated figures show the expected ones for the accounting period after said amendment.

Note: Calculations made as to the expected management conditions for the period ending in August, 2002 are based on the pre-conditions stated in "Pre-conditions for Estimating Management Conditions for the Period Ending in August, 2002". Accordingly, actual operating income, net profit and dividends may vary due to any additional purchase or sale of real estate, etc. in the future, changes in management environment and/or finally determined issue price, etc. and there is no guarantee as to them.

Pre-conditions for Estimating Management Conditions for the Period Ending in August, 2002

[Translation omitted]

February 12, 2002

To whom it may concern.

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel: 03-3511-1692

Notice of Resolutions of the Board of Directors on the Issuance of New Investment Units

We hereby inform you that the board meeting of the Investment Corporation held on February 12, 2002 has resolved as below as to the issuance of its new investment units.

Issuance of new investment units through public offering:

(1) Name of the investment corporation:
Japan Retail Fund Investment Corporation

(2) Description of investment securities:
Closed-end registered non-par value investment securities

(3) Number of investment units to be issued:
52,000 units

(4) Issue price: Not yet determined.

(5) Method of offering:
Investment units will be issued through public offering and will be purchased and underwritten by Nikko Salomon Smith Barney Limited, UBS Warburg (Japan) Limited Tokyo Branch, Daiwa Securities SMBC Co., Ltd., Kokusai Securities Co., Ltd., Tokyo Mitsubishi Securities Co., Ltd., Mizuho Securities Co., Ltd., Shinko Securities Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd.
The issue price in the public offering will be preliminarily provided on February 21, 2002 (Thursday) and will finally be determined on March 4, 2002 (Monday) on the basis of the preliminary issue price, taking the demand condition, etc. into consideration.

(6) Nature of subscription agreement:
No subscription will be paid. The subscriber will instead receive the proceeds on the total issue price less the issue value (the subscription value).

(7) Number of subscription units:
One or more units

(8) Subscription period:
From March 5 (Tuesday) to March 7 (Thursday), 2002

(9) Closing date: March 11, 2002 (Monday)

(10) Delivery date of investment securities:
March 12, 2002 (Tuesday)

(11) Date from which cash distributions will be calculated:
September 14, 2001 (Friday) (i.e. the date of incorporation of the Investment Corporation)

(12) Issue price and any other matters required for this issue of new investment units will be determined at a board meeting to be held hereafter.

(13) The items listed hereinabove shall be subject to the notification made under the Securities and Exchange Law of Japan taking effect.

[Translation omitted hereinafter.]

February 21, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel: 03-3511-1692

Notice of Determination of Preliminary Conditions
for Book-building of New Investment Units

We hereby inform you that preliminary conditions for book-building have been determined as below regarding the issuance of new investment units through public offering resolved at the board meeting of the Investment Corporation held on February 12, 2002.

1. Preliminary conditions:
   ¥450,000 to ¥500,000 per unit

[Translation omitted hereinafter.]

February 21, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions for the Period Ending in August, 2002

We hereby inform you that a decision has been made to revise as below the expected management conditions of the Investment Corporation for the period ending in August, 2002 (from September 14, 2001 to August 31, 2002).

1. Reasons for revising expected management conditions

The preliminary conditions for the issue of new investment units through public offering ware determined on February 21, 2002 (Thursday). The expected management conditions have thus been revised as there has occurred a change to the issue price of additional investment units based on which calculations were made in "Pre-conditions for Estimating Management Conditions for the Period Ending in August, 2002".

(1) Issue price of additional investment units based on which calculations were made as at February 12, 2002: ¥500,000
(2) Issue price of additional investment units based on which calculations were made upon determination of the preliminary conditions: ¥450,000 to ¥500,000*
(*) The issue price is to be determined on March 4, 2002 (Monday).

2. Contents of the revisions

	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (as of Feb. 12, 2002)	¥682 mil.	¥13,015	-
Estimate as revised	¥671 to ¥682 mil.	¥12,805 to ¥13.015	-

For reference: Number of new investment units to be issued: 52,000 units (unchanged from the previous number)

Note 1: The estimated figures are calculated as at the current time under certain preconditions and actual dividends may vary as a result of the changes in the conditions. These estimates are not intended to guarantee the amount of dividends.

Note 2: The Investment Corporation is expected to acquire the assets to be initially purchased without delay after the closing date (March 11, 2002) for the investment units subject to this offering. In the estimation of management conditions, calculations are made as if all such assets were acquired on March 13, 2002.

Note 3: Net profit and dividends per unit may change due to the issue price to be finally determined on March 4, 2002 (Monday).

February 22, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Amendments of Articles of Incorporation

We hereby inform you that the Investment Corporation decided as below on amendment to its articles of incorporation at the general meeting of investors held on February 22, 2002.

1. Main reason for amendment:
   Amendment has been made so that the accounts of the investment Corporation will be closed as at the end of February and August respectively, so as to adapt its accounting periods to those of the retail industry which is closely associated with the retail properties in which the Investment Corporation may invest.

2. Main amendments:
   Article 25 (Accounting Periods) in Chapter 6 "Money Distributions" of the articles of incorporation of the Investment Corporation will be changed to read:
   "The accounting periods of the Investment Corporation shall be from March 1 to the last day of August of each year and from September 1 to the last day of February of the following year, except for the first account period immediately after its incorporation which shall begin on the day of its incorporation and end on the last day of August, 2002. The last day of an accounting period shall hereinafter be referred to as the "date of closing of accounts".

3. Time schedule for amendment:
   On January 30, 2002, the amendment of the articles of incorporation of the Investment Corporation was ratified at its board meeting as a proposal to be submitted to the general meeting of investors.
   On February 22, 2002, the amendment was approved at the general meeting and took effect as of that day.

4. Others

Any other relevant amendments to the articles of incorporation are as stated in Comparative Schedule for Pre- and Post-amendments attached hereto.

March 4, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Determination of Issue Price of New Investment Units

We hereby inform you that the issue price, etc. of new investment units which were left undetermined at the board meeting of the Investment Corporation that was held on February 12, 2002 and resolved the issue thereof, have been determined as below at the board meeting held on this day.

1. Issue Price: ¥470,000 per unit

2. Reasons, etc. for the issue price so determined:
   In the determination of the issue price, book-building has been effected based on the preliminary conditions (i.e. more than ¥450,000 and less than ¥500,000). As a result, the following characteristics have been identified:
   (1) the reported number of total investment units in demand will exceed 52,000 units;
   (2) the reported number of total investment units was more than expected; and
   (3) the reported demands were mainly distributed near the upper price limit but there existed some distribution near the lower price limit.
   The issue price has thus been determined to be ¥470,000 which is the price at which demands for investment units more than offered are expected, considering totally the current market environment, price fluctuation risks up to the listing day, etc.
   In addition, the subscription value has been determined as ¥451,200.

[Translation omitted hereinafter.]

March 4, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions for the Period Ending in August, 2002

We hereby inform you that a decision has been made to revise as below the expected management conditions of the Investment Corporation for the period ending in August, 2002 (from September 14, 2001 to August 31, 2002).

1. Reasons for revising expected management conditions:

The issue price of new investment units through public offering was determined on March 4, 2002 (Monday). The expected management conditions have thus been revised as there has occurred a change to the issue price of additional investment units based on which calculations were made in "Pre-conditions for Estimating Management Conditions for the Period Ending in August, 2002" which was noticed on February 21, 2002.

(1) Issue price of additional investment units based on which calculations were made upon determination of the preliminary conditions: ¥450,000 to ¥500,000
(2) Finally determined issue price of additional investment units: ¥470,000

2. Contents of the revisions

	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (as of Feb. 21, 2002)	¥671 mil. - ¥682 mil.	¥12,805 - ¥13,015	-
Estimate as revised	¥675 mil.	¥12,881	-

For reference: Number of new investment units to be issued: 52,000 units (unchanged from the previous estimate)

Note 1: The estimated figures are calculated as at the current time under certain preconditions and actual dividends may vary as a result of the changes in the conditions. These estimates are not intended to guarantee the amount of dividends.

Note 2: The Investment Corporation is expected to acquire the assets to be initially purchased without delay after the closing date (March 11, 2002) for the investment units subject to this offering. In the estimation of management conditions, calculations are made as if all such assets were acquired on March 13, 2002.

March 12, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Listing of "Japan Retail Fund Investment Corporation"

On this day, Japan Retail Fund Investment Corporation has been listed on the Tokyo Stock Exchange as the third real estate investment trust in Japan ("REIT").

This listing of Japan Retail Fund Investment Corporation is the third following those of the REITs by two leading realty companies in last September and the first in Japan as an REIT specified in the retail properties and also as an REIT sponsored by companies other than realty companies.

Its other characteristics are as follows:

(1) the investments, as listed below, purchased upon this IPO have an average lease period of 17 years and 70 % of the tenants are accounted for by those with high credit quality such Ito-Yokado and AEON, thus enabling the Corporation to secure stable rent income;

(2) it is expected to gain an attractive dividend yield (namely, an expected dividend yield of some 5.8% for the first period on the basis of the offer price); and

(3) investment management is entrusted to Mitsubishi Corp.-UBS Realty Inc. ("MCUBSR" located in Chiyoda-ku, Tokyo; president: Yuichi Hiromoto), the real estate investment trust management company jointly formed by Mitsubishi Corporation and UBS Asset Management, a Swiss financial institution, in November, 2000. One of the main features of MCUBSR is investment management based on global standards which has been made possible by combining Mitsubishi Corporation's information collecting and selecting functions in distribution and commercial sectors and its achievements in the development and operation of large commercial facilities with UBS's know how as a real estate investment adviser in the U.S. and Europe over the past long years and its achievements in the area of various fund management.

Initial Investments:

The properties in which Japan Retail Fund Investment Corporation will invest are only those daily accessible by the retail investors for shopping, such as urban commercial and store buildings, suburban shopping centers and roadside stores. The four investments purchased by the Fund at the time of its listing are as listed below: (For details, see the prospectus attached.)

1) Sendai Nakayama Shopping Center (located in Sendai City, Miyagi and appraised at ¥10.2 billion);
2) ESPA Kawasaki (located in Kawasaki City, Kanagawa and appraised at ¥10.1 billion);
3) JUSCO Chigasaki Shopping Center (located in Chigasaki City, Kanagawa and appraised at ¥8.31 billion); and
4) JRF Osaka Shinsaibashi Building (located in Osaka City and appraised at ¥14.5 billion).

March 12, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that a decision has been made as below on money borrowing at the board meeting of the Investment Corporation held on March 12, 2002.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust.
   Note: the beneficial interests in question refer to the four investments stated as the "properties to be acquired" in the filed prospectus for the issuance of new investment units (as of February 2002) of the Investment Corporation.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥9,000 million (of which (I) ¥4,170 mil. by term loan and (ii) ¥4,830 mil. by facility agreements)

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
March 13, 2002 (Scheduled)

(5) Method of borrowing:
A term loan agreement as well as a master agreement for facility agreements and a separate agreement for individual loan will be entered into with the parties listed in (1) above on March 12, 2002.
Security will be created through the first pledge and the second pledge on beneficial interests in the real estate trust with the trust properties of the four investments listed in Schedule, respectively.

(6) Interest payment date:
The last day of March, 2002 and the last day of March, June, September and December, respectively as well as the date of repayment of principal

(7) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:
(i) March 13, 2007 and (ii) December 30, 2002

(9) Final date of repayment of principal:
(i) March 13, 2009 or (ii) December 30, 2002

We will advise you of interest rate when it is determined.

Schedule

List of the Properties for Security

Property 1: Sendai Nakayama Shopping Center
Property 2: ESPA Kawasaki
Property 3: JRF Osaka Shinsaibashi Building (tentative name)
Property 4: JUSCO Chigasaki Shopping Center

Note: Beneficial interest in the real estate trust with properties 1 to 4 placed as trust assets are to be acquired on March 13, 2002.

March 13, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate has been determined as below on the money borrowing decided by the Investment Corporation on March 12, 2002.

Interest rate

(i) Term loan:
From March 13 to March 29, 2002: 0.56000% per annum

(ii) Facility loan:
From March 13 to March 29, 2002: 1.06000% per annum

Interest rate on and after March 29, 2002 has not been determined yet (scheduled to be determined on March 27, 2002).

March 13, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Properties

We hereby inform you that the properties as listed below were acquired by the Investment Corporation on March 13, 2002.

1. Reasons for the acquisition:
   Upon the start of asset management by the Investment Corporation, the properties have been acquired in accordance with its basic investment policy and style set forth in its articles of incorporation.
   Beneficial interest in the trust to be acquired are related to the four properties listed as the "assets to be acquired" in the filed prospectus for new investment units (as of February 2002) of the Investment Corporation.

2. Outline of the acquisition:

(1)	Assets acquired:	beneficial interests in the real estate trust with the four properties placed in trust
(2)	Name of the properties:	Sendai Nakayama Shopping Center (Property 1) ESPA Kawasaki (Property 2) JRF Osaka Shinsaibashi Building (tentative name) (Property 3) JUSCO Chigasaki Shopping Center (Property 4)
(3)	Value for the acquisition:	¥10,200 mil. for Property 1 ¥8,117 mil. for Property 2 ¥14,300 mil. for Property 3 ¥8,300 mil. for Property 4
	Total	¥40,917 mil.
(4)	Purchase date:	March 13, 2002

(The transfer has been executed upon conclusion of an agreement for transfer of beneficial interests in the trust.)

(5) Parties from which the properties have been acquired:
Yugen-kaisha MC Sendai Nakayama for Property 1
Yugen-kaisha MC Kawasaki for Property 2
KW Property Yugen-kaisha for Property 3
Mitsbubishi Corporation for Property 4

(6) Funds for the acquisition: funds on hand and borrowed money

3. Description of the properties acquired

[Translation omitted.]

March 28, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period set out below has been determined as below on the borrowing made by the Investment Corporation on March 13, 2002.

Interest rate

(i) Term loan:
From March 30 to June 28, 2002: 0.63083% per annum

(ii) Facility loan:
From March 30 to June 28, 2002: 1.13083% per annum

Interest rate on and after June 28, 2002 has not been determined yet (scheduled to be determined on June 26, 2002).

July 2, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on March 13, 2002.

Interest rate

(i) Term loan:
From June 29 to September 30, 2002: 0.57500% per annum

(ii) Facility loan:
From June 29 to September 30, 2002: 1.07500% per annum

Interest rate on and after September 30, 2002 has not been determined yet (scheduled to be determined on September 26, 2002).

July 30, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that a decision has been made to conclude an interest rate swap agreement as stated below in relation to the money borrowing (the term loan) decided by the Investment Corporation on March 12, 2002.

1. Reasons for conclusion of the interest rate swap agreement:
   To hedge risks of the rising interest rate on the term loan which has been borrowed on the conditions of short-term interest rate.

2. Description of the interest rate swap agreement:

(1) Party with whom the agreement has been concluded:
The Bank of Tokyo Mitsubishi, Ltd.

(2) Presumed principal:
¥4,170 mil.

(3) Interest rate: 1.10% for fixed payment and three-month TIBOR+0.50% for variable receipt

(4) Date of commencement: July 22, 2002

(5) Date of termination: March 13, 2007

(6) Interest payment dates:
The last day of March, June, September, and December, respectively and the date of termination of the agreement

* Upon conclusion of the swap agreement, interest rate on the term loan has been fixed at 1.10% until March 13, 2007.

October 3, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on March 13, 2002.

Interest rate
Facility loan:
From October 1, 2002 to December 30, 2002: 1.07083% per annum

Interest rate on and after December 30, 2002 has not been determined yet (scheduled to be determined on December 26, 2002).

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Fiscal Year Ending August 31, 2002
(From September 14, 2001 To August 31, 2002)

October 24, 2002

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation (*the "toshi hojin"*)
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Hidenori Asai Name of Office: Deputy President TEL:03-3511-1692
Date of Board Meeting for Settlement of Accounts:	October 24, 2002
Commencement Date of Payment of Dividends:	November 20, 2002 (Scheduled)

1. State of Operation and Assets for the Period Ending August 2002 (September 14, 2001 ~ August 31, 2002):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2002	1,350	-	841	-	696	-	694	-

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending August 2002	¥13,252	2.9%	(6.1)%	1.6%	(3.4)%	51.6%

(Note) 1. The period ending August 2002 of *the toshi hojin* began on September 14, 2001 and ended on August 31, 2002. The substantial asset management period of *the toshi hojin* was 172 days staring from March 13, 2002.

2. The current income per unit was calculated by weighted average (52,400 units) based upon the number of days of the substantial asset management period as described above. The number of investment units issued and outstanding as of the end of the period is 52,400 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, though not applicable for the current term as the first period.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital on March 13, 2002 (the substantial launching date of *the toshi hojin*) and as of the date of settlement of accounts is adopted, respectively.

6. Annual rate = figure of the relevant calculation period/number of days of substantial asset management period (172 days) x 365 days

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
Period Ending August 2002	¥13,252	(million) ¥694	0	(million) -	99.9%	2.9%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
Period Ending August 2002	(million yen) 44,064	(million yen) 24,356	55.3%	(yen) 464,824

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending August 2002: 52,400 units

2. Estimated State of Operation for the Period Ending February 2003 (September 1, 2002 ~ February 28, 2003) and for the Period Ending August 2003 (March 1, 2003 ~ August 31, 2003):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending February 2003	1,426	736	734	14,007	0
Period Ending August 2003	1,426	630	629	12,003	0

(Reference) Estimated current income per unit:
For the period ending February 2003: 14,007 yen
For the period ending August 2003: 12,003 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of *the toshi hojin*

   Please see 28 page below.

2. Management Policy and Results of Operation

   (1) Management Policy:

   Please see 30 page below.

   (2) State of Operation:

   A. Outline of Current Period

   i. Principal Progress of *the toshi hojin*:

The toshi hojin was incorporated on September 14, 2001 with invested capital of 200,000,000 yen (400 units), being Mitsubishi Corp.- UBS Realty Inc. as promoter of incorporation, under the Law Concerning Investment Trusts and Investment Corporations of Japan. The registration with the Kanto Local Finance Bureau was completed on October 18, 2001 (No.8 of the Director of the Kanto Local Finance Bureau).

The toshi hojin made initial public offering of investment units (52,000 units) for raising funds in the amount of about 23.5 billion yen and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of retail properties in Japan (Issue Name Code:8953).

   ii. Investment Environment and Results of Operation:

On March 13, 2002, *the toshi hojin* purchased four real properties (Purchase price: 40,917 million yen, Leasable area:180,459 m^2), which were contained in the Offering Circular for issuance of new investment units as those assets scheduled to be acquired and it started to operate such properties.

In acquiring the real properties, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through growth in property value and shifting tenants, etc." However, we had the most preference to building the stable income structure in acquiring new properties corresponding to public capital increase for the current period and acquired four retail properties, all of which were classified as "income-type", for our portfolio.

The four real properties we operate now are supported by the long-term lease agreement (the average lease period is 17 years) with the excellent tenants such as AEON, Ito-Yokado, Tokyu Hands, and the occupancy ratios of such properties have been always maintained at 100% so that we have obtained the very stable rental income. In addition, since the average age of buildings is relatively young (about 3 years in average), we disbursed no capital expenditure relating to repairing works for the current period.

   iii. Summary of Raising Funds:

In acquiring the real properties as described above, in addition to the fund raising through additional issuance of investment units set forth in (i) above, we have made the payment thereof with the tenant leasehold and security deposits in the amount of about 10.2 billion yen accepted by *the toshi hojin* (the trust property of the trust covered by the beneficiary interests held by *the toshi hojin*) as well as the borrowed money from the bank in the amount of 9 billion yen (long-term debts are about 4.2 billion yen).

The above-mentioned tenant leasehold, as they are based upon the long-term lease agreement with the tenants, may be utilized effectively until expiration of such agreement (the average remaining period is approximately 17 years). On the other hand, most security deposits are left unredeemed for the initial 10 years (the initial interest rate is zero) and will be repaid in equal installment for the remaining period after lapse of 10 years (interest rates are 1% ~ 2%). For the current period under review, in addition to declining interest rate applied to loans after listing, zero interest rate on such tenant leasehold and security deposits helped to keep the fund raising cost to be at extremely lower level as a whole.

With respect to the long-term loans in the amount of about 4.2 billion yen borrowed on a quarterly floating rate basis just like the short-term loans at conclusion of the agreement, we entered into an interest rate swap agreement dated on July 18, 2002 with the Bank of Tokyo-Mitsubishi Ltd. during the period of the interest rate declining, which fixed the interest rate of 1.10% for such loans until March 13, 2007.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, we reported, as performance for the current period, operating income of 1,350 million yen, operating profit of 841 million yen and ordinary profit of 696 million yen (after deduction of interest expenses on borrowings and public offering/listing expense, etc. concerning listing of investment units on the Tokyo Stock Exchange) as well as current income of 694 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, we, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 13,252 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii. Outlook of Results of Next Period:

Concerning the state of operation for the second term (September 1, 2002 ~ February 28, 2003), we estimate operating income of 1,426 million yen, ordinary profit of 736 million yen, current income of 734 million and dividend per unit of

14,007 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Second Term (September 1, 2002 ~ February 28, 2003) and for the Third Term (March 1, 2003 ~ August 31, 2003)" as described in below.

Also, concerning the state of operation for the third term (March 1, 2003 ~ August 31, 2003), based upon the "Preconditions of Forecasts of State of Operation for the Second Term (September 1, 2002 ~ February 28, 2003) and for the Third Term (March 1, 2003 ~ August 31, 2003)" as described in below, we estimate operating income of 1,426 million yen, ordinary profit of 630 million yen, current income of 629 million and dividend per unit of 12,003 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

The First Term
(As of August 31, 2002)

ASSETS	(¥ in thousands)	Composition Ratio
I Current Assets:		%
Cash and deposits	851,675	
Tenant cash and deposits *1	900,978	
Rental receivables	45,123	
Consumption tax refundable, etc.	729,203	
Other current assets	23,380	
Total current assets	2,550,361	5.8
II Non-current assets: *1		
1. Tangible non-current assets		
Tenant buildings	14,233,101	
Accumulated depreciation	(256,519)	
	13,976,581	
Tenant building improvements	947,934	
Accumulated depreciation	(24,875)	
	923,059	
Tenant machinery and equipment	65,731	
Accumulated depreciation	(3,890)	
	61,840	
Tenant land	26,352,732	
Total tangible non-current assets	41,314,214	93.8
2. Investments, etc.		

Long-term prepaid expenses		38,185	
Deferred hedging loss		50,708	
Total investments, etc.		88,893	0.2
Total non-current assets		41,403,108	94.0
III Deferred assets			
Organizational costs *2		111,392	
Total deferred assets		111,392	0.3
TOTAL ASSETS	¥	44,064,862	100.0

The First Term
(As of August 31, 2002)

LIABILITIES	(¥ in thousands)	Composition Ratio %
I Current Liabilities:		
Short-term debt *1	4,830,000	
Accounts payable	128,097	
Accrued expenses	167,110	
Corporate tax payable, etc.	1,865	
Rent received in advance	130,205	
Other current liabilities	1,019	
Total current liabilities	5,258,298	11.9
II Non-current liabilities:		
Long-term debt *1	4,170,000	
Tenant leasehold and security deposits	10,229,037	
Derivatives	50,708	
Total non-current liabilities	14,449,746	32.8
TOTAL LIABILITIES	19,708,045	44.7
UNITHOLDERS' EQUITY *4		
I Unitholders' capital *3		
Unitholders' capital	23,662,400	53.7
II Retained earnings		
Unappropriated profits	694,417	
(Current income)	(694,417)	
Total retained earnings	694,417	1.6
TOTAL UNITHOLDERS' EQUITY	24,356,817	55.3
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	¥ 44,064,862	100.0

B. Statement of Income

The First Term
(From September 14, 2001 to August 31, 2002)

ORDINARY PROFIT AND LOSS

	(¥ in thousands)	Composition Ratio %
I Operating revenues and expenses:		
1. Operating revenues		
Rental business revenues *1	1,350,616	100.0
2. Operating expenses		
Rental business expenses *1	327,579	
Asset management fees	121,749	
Remuneration for officers	3,450	
Asset custody fees	6,147	
General administration fees	24,797	
Other expenses	25,626	
	509,351	37.7
Operating income	841,264	62.2
II Non-operating revenues and expenses:		
1. Non-operating revenues		
Interest receivable	57	0.0
2. Non-operating expenses		
Interest expense	39,415	
Unit issuance costs	57,461	
Unit publication costs	22,494	
Amortization of organization costs	13,924	
Other non-operating expenses	11,782	
	145,077	10.7
Ordinary income	696,244	51.6
Income before income taxes	696,244	51.6
Corporate and other taxes	1,865	0.1
Adjustment of corporate tax, etc.	(38)	
Net income	694,417	51.4
Retained earnings at end of period	¥ 694,417	

C. Statement of Cash Distribution:

(yen)

	The First Term (From September 14, 2001 to August 31, 2002)
I Retained earnings at end of period	694,417,302
II Dividends	694,404,800
(Dividends per unit)	(13,252)
III Retained earnings brought forward to the next period	12,502

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 694,404,800 yen representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if *the toshi hojin* makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2

Note 1 *The toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

(3) Statement of Cash Flow (Reference information)

	The First Term (From September 14, 2001 to August 31, 2002) (¥ in thousands)
I Cash Flow from Operating Activities:	
Income before income taxes	696,244
Depreciation	285,285
Amortization costs of long-term prepaid expenses	8,706
Amortization of organization costs	13,924
Interest received	(57)
Interest expense	39,415
Rental receivable	(45,123)
Consumption tax refundable	(729,203)
Operating accounts payable	953
Accounts payable	128,097
Accrued expenses	151,343
Rent received in advance	130,205
Payment of long-term prepaid expenses	(46,891)
Cash payment of organization costs	(125,316)
Others	(23,263)
Sub-total	484,319
Interest received	45
Interest paid	(23,647)
Net cash provided by operating activities	460,717
II Cash Flow from Investing Activities:	
Purchase of tenant property and equipment	(41,599,500)
Proceeds from tenant leasehold and security deposits	10,229,037
Net cash used in investing activities	(31,370,462)
III Cash Flow from Financing Activities:	
Proceeds from short-term debt	4,830,000
Proceeds from long-term debt	4,170,000
Proceeds from issuance of investment units	23,662,400
Net cash provided by financing activities	32,662,400
IV Net change in cash and cash equivalents	1,752,654
V Cash and cash equivalents at beginning of period	-
VI Cash and cash equivalents at end of period	¥ 1,752,654

(Note) Statement of Cash Flow is prepared under "the Rules Concerning Terms, Forms and Preparation Methods of Financial Statements, etc." (Ordinance No. 59 of the Finance Ministry, 1963) and attached hereto as reference information. This Statement of Cash Flow is not subject to audits by auditors as it is not covered by the provisions set forth in Article 129, Paragraph 4 of "the Law Concerning Investment Trusts and Investment Corporations of Japan".

5. Reference Information

(1) Property Portfolio of *the toshi hojin*

Type of Assets	Region, etc.	Aggregate Holdings	Percentage of Total Assets
		(million yen)	%
Trust real property	Tokyo metropolitan area	16,609	37.7
	Osaka, Nagoya and their metropolitan areas	14,403	32.7
	Other metropolitan areas (each of which has populations over 1 mil.)	10,301	23.4
Sub-total		41,314	93.8
Deposits and other assets		2,750	6.2
Total assets		44,064	100.0

Note 1 Aggregate Holdings show the reported figures on the Balance Sheet as of August 31, 2002 (Those of trust real property are shown by book value after depreciation).

(2) Details of Property

i) Outline of trust real property

As of August 31, 2002, the principal real property held by *the toshi hojin* is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area	Leased Area	Occupancy Rate	Rental Income as Percentage to Total Revenues	Major Use
			(m^2)	(m^2)	%	%	
Osaka Shinsaibashi Building (trust beneficiary interests)	14,403	1	13,666.96	13,666.96	100.0	29.0	Commercial facilities
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,301	1	46,248.96	46,248.96	100.0	32.4	Commercial facilities
JUSCO Chigasaki Shopping Center (trust	8,393	1	63,652.33	63,652.33	100.0	19.1	Commercial facilities

beneficiary interests)							
ESPA Kawasaki(trust beneficiary interests)	8,216	1	56,891.15	56,891.15	100.0	19.5	Commercial facilities
Total	41,314	4	180,459.40	180,459.40	100.0	100.0	

As of August 31, 2002, the commercial facilities held by *the toshi hojin* (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	10,200	10,301
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	8,117 (Note 3)	8,216
Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,500	14,403
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,290	8,393
Total			180,459.40	41,107	41,314

Note 1 All commercial facilities we purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser (according to the reports prepared by the Japan Real Estate Institute as of the end of period) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of *the toshi hojin* as well as the regulations as stipulated by the Investment Trust Association.

Note 3 The amount obtained by multiplying appraisal value at end of period of the relevant real property by holding ratio. The appraisal value of the relevant real property is 10,100 million yen.

The progress of rental business of each commercial facility in which *the toshi hojin* invests is as described below:

Name of Real Estate, etc.	The First Term (September 14, 2001 to August 31, 2002)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	437	32.4 %
ESPA Kawasaki	1	100.0	263	19.5
Osaka Shinsaibashi Building	1	100.0	391	29.0
JUSCO Chigasaki Shopping Center	1	100.0	257	19.1
Total	5	100.0	1,350	100.0

Note 1 "Occupancy Ratio" (leased area as percentage of leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Related Corporations of *the toshi hojin*
(Please see "1. Summary of Related Corporations of *the toshi hojin*".)

The name and related business of the major related corporations of *the toshi hojin* are as described below:

(1) Japan Retail Fund Investment Corporation ("*the toshi hojin*")

The toshi hojin manages the funds collected from investors mainly in securities, trust beneficiary interests and any other properties backed by real property.

(2) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from *the toshi hojin*, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of *the toshi hojin* and with investment objects and policy of assets as stipulated therein.

(3) The Mitsubishi Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from *the toshi hojin*, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by *the toshi hojin*, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to *the toshi hojin* and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from *the toshi hojin*, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by *the toshi hojin*.

November 15, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Partial Amendment to the Agreements for Delegation of Services

We hereby inform you that partial amendment as stated below has been effected to the agreement for delegation of general administrative services and the agreement for asset custody services entered into by the Investment Corporation and The Mitsubishi Trust and Banking Co., Ltd. on September 20, 2001.

[Translation omitted hereinafter.]

December 10, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Properties

We hereby inform you that the properties as listed below were acquired by the Investment Corporation on December 10, 2002.

1. Reasons for the acquisition:
   The properties have been acquired in accordance with the basic asset management policy and style as set forth in the articles of incorporation of the Investment Corporation.
   Beneficial interest in the trust are related to the remaining share of 19.63% of Espa Kawasaki acquired on March 13, 2002, as compared to the already acquired share of 80.37%.

2. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust
(2) Name of the property: ESPA Kawasaki
(3) Value for the acquisition: ¥1,974 mil.
(4) Purchase date: December 10, 2002
(The transfer has been executed upon conclusion of an agreement for transfer of beneficial interests in the trust.)
(5) Parties from which the property has been acquired:
Showa Densen Denki K.K.
(6) Funds for the acquisition: funds on hand

3. Description of the property acquired

   [Translation omitted.]

December 27, 2002

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that refinancing as stated below has been effected as to the (facility loan due on December 30, 2002.

1. Reasons for the borrowing:
To effect refinancing of the facility loan for further one year due to maturity.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Bank of Tokyo Mitsubishi, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥4,830 million

(3) Interest rate: 1.07917 per annum (for a period from December 30, 2002 to March 31, 2003)

(4) Expected date of the borrowing:
December 30, 2002 (Scheduled)

(5) Method of borrowing:
Through a separate agreement for refinancing of the facility loan entered into with the parties listed in (1) above on December 26, 2002. Security will be created by virtue of the third pledge on beneficial interests in the real estate trust with the trust properties of the four investments listed in Schedule.

(6) Interest payment date:
The last day of March, June, September and December of 2003, respectively

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Final date of repayment of principal:
December 30, 2003

We will advise you of interest rate after April, 2003 when it is determined.

Schedule

List of the Properties for Security

Property 1: Sendai Nakayama Shopping Center
Property 2: ESPA Kawasaki (acquired share of 80.37 %)
Property 3: JRF Osaka Shinsaibashi Building
Property 4: JUSCO Chigasaki Shopping Center

Note: Beneficial interest in the real estate trust with Properties 1 to 4 placed as trust assets were acquired on March 13, 2002.

January 15, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Partial Amendment to the Agreement for Delegation of Asset Management

We hereby inform you that partial amendment as stated below has been effected to Article 8, paragraph 1 of the agreement for delegation of asset management entered into by the Investment Corporation and Mitsubishi Corp.-UBS Realty Inc. on September 13, 2001.

[Translation omitted hereinafter.]

January 22, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions for the Periods Ending in February and August, 2003

We hereby inform you that a decision has been made to revise as below the expected management conditions of the Investment Corporation for the periods ending in February, 2003 (from September 1, 2002 to February 28, 2003) and in August, 2003 (from March 1 to August 31, 2003) which were made public on October 24, 2002 when the accounts for the period ending in August, 2002 were disclosed.

1. Revisions of the expected management conditions for the period ending in February, 2003

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥1,426 mil.	¥734 mil.	¥14,007	0
Estimate as revised (B)	¥1,452 mil.	¥740 mil.	¥14,134	0
Increase or decrease (B-A)	¥26 mil.	¥6 mil.	¥127	0
Percentage of increase or decrease	1.8%	0.8%	0.9%	0%

For reference: The estimated number of investment units in issue as at the end of the period is 52,400 units. (Note 1)

2. Revisions of the expected management conditions for the period ending in August, 2003

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate(A)	¥1,426 mil.	¥629 mil.	¥12,003	0
Estimate as revised(B)	¥5,212 mil.	¥2,171 mil.	¥14,236	0
Increase or decrease (B-A)	¥3,786 mil.	¥1,542 mil.	¥2,233	0
Percentage of increase or decrease	265.5%	245.2%	18.6%	0%

For reference: The estimated number of investment units in issue as at the end of the period is 152,502 units. (Note 1)

Note 1: The estimated number of investment units in issue as at the end of the period is calculated on the preconditions as stated in Schedule hereto.

Note 2: Any fractions less than the indicted unit are discarded.

Note 3: In the estimation of management conditions, calculations are made as if all the assets to be purchased were acquired on March 13, 2003 without delay after the closing date (March 3, 2003) for the investment units subject to this offering.

3. Reasons for the revisions:

The board meeting held in January 22, 2003 resolved an additional issuance of investment securities for the purpose of newly purchasing some specific assets (which are within the meaning of Article 2, paragraph 1, of the Investment Trust Law of Japan). The expected management conditions have thus been revised as there have occurred changes in the preliminary conditions for the calculations made in "Pre-conditions for Estimating Management Conditions for the Periods Ending in February and August, 2003".

Note: Calculations made as to the expected management conditions for the periods ending in February and in August, 2003, respectively are based on the preliminary conditions stated in "Pre-conditions for Estimating Management Conditions for the Second Period (from September 1, 2002 to February 28, 2003) and the Third Period (from March 1 to August 31, 2003)". Accordingly, actual operating income, net profit and dividends may vary due to any additional purchase or sale of real estate, etc. in the future, changes in management environment, finally determined issue price, etc. and there is no guarantee as to them.

Schedule

[Translation omitted.]

January 22, 2003

To

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Additional Issue and Offer for Sale of Investment Securities

We hereby inform you that the Investment Corporation has resolved as below on the issue of new investment securities at its board meeting held on January 22, 2003 and has decided as below on the offer for sale thereof on the same day.

1 Terms and Conditions of Issuance of New Investment Securities through Public Offering

(1) Number of new investment securities to be issued:

The expected number of units for the Japanese Offering stated in (3) (I) below will be 67,910 and that for the International Offering stated in (3) (ii) below will be 27,090. The definite number of units of each of the Japanese and International Offerings will be determined within the total number of issue of 95,000 units on the Issue Price Determination Date set out in (2) below, taking the demand conditions into consideration.

(2) Issue value: Not yet determined.

To be determined at a board meeting to be held on a day between February 18, 2003 (Tuesday) through February 20, 2003 (Thursday) (the "Issue Price Determination Date"). The issue value refers to an

amount which the Corporation will receive as the money paid for each new investment security from the underwriters.

(3) Method of offering:

(i) Japanese Offering

The offering in Japan (the "Japanese Offering") will be in the form of public offering and all investment securities for the Japanese Offering will be purchased and subscribed for by Nikko Salomon Smith Barney Limited, UBS Warburg (Japan) Limited Tokyo Branch, Mitsubishi Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Shinko Securities Co., Ltd., Nomura Securities Co., Ltd. and Mizuho Securities Co., Ltd. (the "Japanese Underwriters").

- Nikko Salomon Smith Barney Limited and UBS Warburg (Japan) Limited Tokyo Branch may be referred to as the "Joint Lead Managers".

(ii) International Offering

International Offering will be conducted on oversees markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act) (the "International Offering" and together with the Japanese Offering, the "Offering"), and all investment securities for the International Offering will be purchased and subscribed for by international underwriters (the "International Underwriters"), with Nikko Salomon Smith Barney Europe (formal name: Salomon Brothers International Limited) and UBS AG, acting through its business group UBS Warburg acting as the joint lead managers.

(iii) Joint global coordinators

Nikko Salomon Smith Barney Limited and UBS Warburg (Japan) Limited Tokyo Branch will act as the joint global coordinators for the Offering.

The issue price each for the Japanese and International Offerings will be determined after considering of the demand conditions, with the preliminary price in an amount being obtained by deducting the expected distribution of ¥14,134 from the closing price on the Tokyo Stock Exchange on the Issue Price Determination Date (or if no closing price is available on that day, the closing price on the day immediately prior thereto) and multiplied by 0.90-1.00 (any decimal faction less than one full yen to be rounded down).

(4) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation
11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

(5) Nature of underwriting agreement:

No underwriting fee shall be paid. The underwriters shall instead receive the proceeds as a total amount obtained by deducting the issue value (or the underwriting value) from the issue price.

(6) Subscription Unit: One unit or more in an integral multiple of one unit

(7) Subscription period for the domestic offering:

From February 21, 2003 (Friday) to February 25, 2003 (Tuesday)
Such subscription period may be advanced, taking the demand conditions into consideration, and will be from February 19, 2003 (Wednesday) to February 21 (Friday), 2003 in the most advanced case.

(8) Date of payment:

March 3, 2003 (Monday)

(9) Date of delivery of investment securities:

March 4, 2003 (Tuesday)

(10) Date from which cash distributions shall be calculated:

March 1, 2003 (Saturday)

(11) The issue price and any other matters necessary for the issuance of these new investment securities will be subject to approval of a board meeting to be held hereafter.

(12) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

2 Terms and Conditions of Issuance of New Investment Securities by Allotment to Third Parties (Allotment to third parties in connection with the offer by over-allotment stated in the second item of business)

(1) Number of new investment securities to be issued:

5,102 units

(2) Issue Value:

To be the same as the issue price for the Offering

(3) Subscription period:

March 27, 2003 (Thursday)

(4) Date of payment:

March 27, 2003 (Thursday)

The subscription period each for the Japanese Offering and for the offer by over-allotment may be advanced, upon consideration of the demand conditions, and the subscription period above will be March 25 (Tuesday) in the most advanced case.

(5) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation

11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo

(6) Allottee and number of units for allotment:

Nikko Salomon Smith Barney Limited

5,102 units

(7) Subscription Unit:

One unit or more in an integral multiple of one unit

(8) Day from which cash distributions shall be calculated:

March 1, 2003 (Saturday)

(9) The issue price and any other matters necessary for the issuance of these new investment securities will be subject to approval of a board meeting to be held hereafter.

(10) In the event of no subscription being made for the whole or part of the allotted units from the party to which the allotment has been effected, the subscription right to any such investment securities as not subscribed for will terminate.

(11) In the event of a suspension of the Offering, the issuance of new investment securities by allotment to third parties will be suspended accordingly.

(12) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

3 Terms and Conditions of Offer for Sale of Investment Securities (offer by over-allotment)

(1) Number of investment units to be offered for sale:

Up to 5,102 units

(2) Offerer and number of investment units to be offered for sale:

Nikko Salomon Smith Barney Limited

Up to 5,102 units

The offer by over-allotment will be effected by Nikko Salomon Smith Barney Limited along with the Japanese Offering, considering the demand conditions thereof. The number of investment units to be offered for sale stated in (1) above indicates the upper limit and may be reduced or the offer may not be effected in its entirety, due to the demand conditions. The investment securities of the Corporation subject to the offer by over-allotment are those to be borrowed by Nikko Salomon Smith Barney Limited from Mitsubishi Corporation, an investor of the Corporation.

(3) Offer price: Not yet determined (to be the same as the issue price for the Offering)

(4) Method of offer:

Nikko Salomon Smith Barney Limited will effect, considering the demand conditions of the Japanese Offering, an additional offer for sale of the investment securities of the Corporation which are to be borrowed from Mitsubishi Corporation, an investor of the Corporation. Provided, in the event of a suspension of the Offering, however, the offer by over-allotment will be suspended accordingly.

(5) Subscription period: Same as the subscription period for the Japanese Offering.

(6) Date of delivery: March 4, 2003 (Tuesday)

(7) Subscription Unit: One unit or more in an integral multiple of one unit

(8) The offer price and any other matters necessary for the offer of these investment securities will be subject to approval of a board meeting to be held hereafter.

(9) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

[Translation omitted hereinafter.]

7 Others

(4) Assets to be acquired:

The Investment Corporation is to acquire beneficial interests (the "assets to be acquired") in the trust with the following real estate placed each in trust by using the funds raised through the issue of these investment securities and the money borrowed as required.

Real Estate in trust (Name of property)	Trustee	Trust period	Estimated price for purchase (in mil. yen) (Percentage) (Note 1)	Current owner
Hakata Riverain / Super Brand City	Chuo Mitsui Trust and Banking	Sept. 2, 2002- Sept. 11, 2017	12,600 (18.6%)	Yugen-kaisha MC Riverain
Ito-Yokado Narumi Store	Mizuho Asset Trust and Banking	Sept. 25, 2002- last day of Sept., 2017	8,540 (12.6%)	Yugen-kaisha MC Narumi
Minami-Aoyama 2002 Bldg.	Chuo Mitsui Trust and Banking	Dec. 22, 2000- Apr.22, 2017	5,350 (7.9%)	Yugen-kaisha MC Minami Aoyama
Nara Family	Mitsubishi Trust And Banking	Mar. 6, 2003- last day of Feb., 2013	31,092 (Note 2) (45.9%)	Kabushiki Kaisha Diamond Family
Abiko Shopping Plaza	Daiwa Bank, Ltd.	Jun. 17, 1999- Oct. 25, 2014	10,200 (15.0%)	Yugen-kaisha MC Abiko
Total			67,782 (100.0%)	

Note 1: The percentage represents a ratio of the estimated price for purchase of the property to the estimated aggregate price for purchase.

Note 2: The total proceeds from purchase and sale of the beneficial interests in the trust with Nara Family placed in trust are defined under the relevant agreement for transactions of beneficial interests in the trust to be the amount of (¥33,950 mil.) obtained by adding to the estimated price for purchase indicted above the guarantee deposit (¥2,858 mil.) provided to the lessor of the land and building.

[Translation omitted hereinafter.]

February 18, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Determination, etc. of Issue Price and Offer Price of Investment Securities

We hereby inform you that the board meeting of the Investment Corporation held on February 18, 2003 has determined or changed as below the issue price and offer price for the issue of new investment securities resolved at its board meeting held on January 22, 2003 and the offer for sale thereof decided on the same day.

1 Terms and Conditions of Issuance of New Investment Securities through Public Offering

(1) Number of new investment securities to be issued: 95,000 units

Of which the number for offering in Japan: 67,910 unites and the number for offering on oversees markets, mainly in Europe (provided, in the United States only private placement to qualified institutional buyers as defined by Rule 144A of the U.S. Securities Act): 27,090 units

(2) Issue price: ¥521,228 per unit

(3) Total issue price: ¥49,516,660,000

(4) Issue value: ¥502,080 per unit

(5) Total issue value: ¥47,697,600,000

(6) Subscription period for the Japanese Offering:

From February 19 (Wednesday) to 21 (Friday), 2003

2 Terms and Conditions of Issuance of New Investment Securities by Allotment to Third Parties (Allotment to third parties in connection with the offer by over-allotment stated in the second item of business)

(1) Number of new investment securities to be issued:
5,102 units
(2) Issue value: ¥502,080 per unit
(3) Total issue value: ¥2,561,612,160
(4) Subscription period: March 25, 2003 (Tuesday)
(5) Date of payment: March 25, 2003 (Tuesday)
(6) Allottee and number of units for allotment:
Nikko Salomon Smith Barney Limited
5,102 units

3 Terms and Conditions of Offer for Sale of Investment Securities
(Offer by Over-allotment)

(1) Number of investment units to be offered for sale:
5,102 units
(2) Offer price: ¥521,228 per unit
(3) Total offer price: ¥2,659,305,256
(4) Subscription period: From February 19 (Wednesday) to 21 (Friday), 2003

[Translation omitted hereinafter.]

Annex B

Securities Registration Statement filed in February 12, 2002 and amendments thereto filed in February 21, 2002, February 22, 2002 and March 4, 2002

These statements were filed with the Director of the Kanto Local Finance Bureau ("KLFB") in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements contain the terms and conditions of the offering, the outline of the Investment Corporation, its investment policy, the anticipated acquisitions, risk factors, fees and taxes, management conditions, summary of its administration affairs, summary of the unitholders' rights, summary of the related parties and other matters. A public offering of a security shall not be made unless the issuer has made registration with Prime Minister for the public offering of such security. The prospectus in the form substantially as same as these statements were used in the public offering.

Securities Report filed in November 29, 2002

This report was filed with the Director of KLFB in relation to the first accounting period of the Investment Corporation. This report contains the outline of the Investment Corporation, its investment policy, risk factors, fees and taxes, management conditions, summary of its administration affairs, summary of the unitholders' rights, summary of the related parties and financial statements, summary of its then current portfolio and other matters. The Securities and Exchange Law of Japan provides that a company which is an issuer of a security shall, when the security is listed on a securities exchange, file with Prime Minister in accordance with the provisions of an ordinance of the Cabinet Office within three months from the expiration of each business year a report for each business year containing statements on such matters as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors (the "Securities Report").

Securities Registration Statement filed in January 22, 2003 and amendments thereto filed in January 31, 2003 and February 18, 2003

These statements were filed in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements are substantially same as the above Securities Report except for the terms and conditions of the offering and summary of the anticipated acquisitions were added. The prospectus in the form substantially as same as these statements were used in the public offering.

Extraordinary Report filed in January 22, 2003 and amendments thereto filed in January 31, 2003 and February 18, 2003

The Investment Corporation effected the international offering outside Japan in reliance on Regulation S and Rule 144A concurrently with the offering in Japan as described above. These extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a

company which is required to file a securities report shall, if the company comes to fall within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors, file with Prime Minister without delay a report containing statements on the substance of the matter (the "Extraordinary Report") in accordance with the provisions of an ordinance of the Cabinet Office.

Note: All of the documents in Annex B above were filed with the Kanto Local Finance Bureau, the local authority under the Ministry of Finance.